For immediate release	Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS INC.
DECLARES DIVIDEND

TORONTO, June 17, 2005- The Board of Directors of Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) has declared a semi-annual dividend of six cents (U.S.$0.06) per share on the outstanding common shares, payable on July 28, 2005, to holders of record at the close of business on June 28, 2005.

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Savoy, A Fairmont Hotel. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 28 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place.

Contact:	Denise Achonu
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com